

May 10, 2013

<u>Via E-mail</u>
Paul Harris
Secretary and General Counsel
KeyCorp
127 Public Square
Cleveland, OH 44114-1306

   Re: **KeyCorp**
      Form 10-K for the Year Ended December 31, 2012
      Filed February 26, 2013
      File No. 001-11302

Dear Mr. Harris:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Commercial Loan Portfolio, page 63</u>

1. Noting the significant size of this portfolio, please revise future filings to add more disclosure as to the concentrations. Consider adding a chart similar to that used for commercial real estate loans as presented on page 64. If any industry accounts for more than 10% of the portfolio, disclose the industry and the amount and percentage of the portfolio. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Paul Harris
KeyCorp
May 10, 2013
Page 2

<u>Item 11. Executive Compensation, incorporated from page 44 of the Definitive Proxy Statement on Schedule 14A</u>

2. We note that you have included your own calculation for your Chief Executive Officer's compensation, which you describe on page 28 as representing her "amount of compensation actually realized." Please tell us why you feel that this disclosure is helpful to investors and why it is not misleading in light of the compensation totals disclosed on page 42.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence, incorporated from page 17 of Definitive Proxy Statement on Schedule 14A</u>

3. Please confirm that you are aware no other transactions for which disclosure would be required pursuant to Item 404 of Regulation S-K, and please revise future filings to include this representation, if true.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney